SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SONORAN ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83568V 10 1

(CUSIP Number)

Peter Rosenthal, 1 Berkely Street, London, England, W1J 8DJ, 44(0) 20 7016 8801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 83568V 10 1

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1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

  John Punzo

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2. Check the Appropriate Box if a Member of a Group (A) / /

    (See Instructions) (B) / /

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3. SEC Use Only

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4. Source of Funds (See Instructions)

    PF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                         / /

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 6. Citizenship or Place of Organization

Canada

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Number of Shares                                         7. Sole Voting Power

                                                                                  1,721,467

Beneficially Owned                                       8. Shared Voting Power

                                                                                              0

By Each Reporting                                       9. Sole Dispositive Power

                                                                                  1,721,467

Person With                                               10. Shared Dispositive Power

                                                                                              0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,721,467 (Excluding Options and Warrants)

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

     (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

6.8% (Excluding Options and Warrants)

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 14. Type of Reporting Person (See Instructions)

IN

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ITEM 1. Security and Issuer.

    The statement relates to the Common Stock, no par value per share ("Common Stock") issued by Sonoran Energy, Inc., a Washington Corporation (the "Company"), whose principal executive offices are located at 1 Berkely Street, London, England, W1J 8DJ.

ITEM 2. Identity and Background.

    This statement is filed by John Punzo, an individual ("Reporting Person"), whose principal address is located at 12484 63A Avenue, Surrey, B.C. Canada.

    The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

    The Reporting Person acquired the shares of the Company's stock through various stock purchase transactions and as compensation for various services rendered to the Company.

ITEM 4. Purpose of Transaction

The purpose of the transaction in the stock is investment and compensation for services rendered to the Company. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

OPTIONS

As of the date hereof, the Reporting Person beneficially owns 200,000 options to purchase shares of the Company's common stock at an exercise price of $1.00 per share.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 1,721,467 shares of the Company's common stock, comprising 6.8% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 25,335,531 shares of Common Stock of the Company stated by the Company as issued and outstanding as of November 26, 2004. The Reporting Person has sole voting and dispositive powers with respect to 1,721,467 shares of Common Stock which he owns.  On or about February 28, 2005, the Reporting Person disposed of 326,354 shares of the Company's common stock.

WARRANTS

As of the date hereof, the Reporting Person has 116,554 warrants to purchase common stock of the Company at a price of $1.00 per share.  These warrants expire in July, 2005.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    NONE.

ITEM 7. Material to be Filed as Exhibits.

    NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2005

/s/ John Punzo

John Punzo